EXHIBIT 99.2

RADA ELECTRONIC INDUSTRIES LTD.

7 GIBOREI ISRAEL STREET
NETANYA 4250407, ISRAEL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Herzle Bodinger and Shiri Lazarovich, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.015 per share, of RADA Electronic Industries Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on Sunday, May 8, 2016 at 10:00 a.m. (Israel time) at the principal offices of the Company, 7 Giborei Israel Street, Netanya 4250407, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR ALL OF THE PROPOSALS SET FORTH ON THE REVERSE.

VOTES CAST FOR PROPOSAL 5 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

RADA ELECTRONIC INDUSTRIES LTD.

May 8, 2016

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ITEMS 1 THROUGH 6. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
1.
To approve certain proposed transactions with DBSI Investments Ltd., an Israeli private investment firm, or the Investor, which results in the Investor becoming a holder of more than 45% of the Company’s outstanding shares (the "Investment Transaction"), and the issuance of shares pursuant to the Investment Transaction.
			☐	☐	☐

2.
To approve the increase of the Company authorized share capital by NIS 675,000, such that following the increase, the authorized share capital shall equal NIS 1,125,000 divided into 75,000,000 ordinary shares, par value NIS 0.015 each, and approval of related amendments to the Company’s Memorandum and Articles of Association.
			☐	☐	☐

	3.	To approve the replacement of the Company’s existing Articles of Association with the Amended and Restated Articles of Association, in the Form attached as Annex A to the Proxy Statement.	☐	☐	☐

	4.	To approve the purchase of a special directors' and officers' liability "run off' policy.	☐	☐	☐

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask if you have a personal interest (as described in the proxy statement) with respect to Proposal 5.

	5.	To approve the amendments to the Company’s Compensation Policy.	☐	☐	☐

Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the proposed transactions in Item 5 as described in the Proxy Statement as a result of your relationship with a controlling shareholder?
			YES ☐	NO ☐
			FOR	AGAINST	ABSTAIN
	6.	To approve the execution, delivery and performance of indemnification agreements with each of the Company’s existing and future office holders, in the Form attached as Annex B to the Proxy Statement.	☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.